Filed by Community Bank System, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: The Wilber Corporation Commission File No.: 001-31896

On November 17, 2010, the following article was published by The Daily Star in Oneonta, New York:

First Steps of Wilber Bank Merger Laid Out

The Daily Star – Vol. 121, N. 270
By Denise Richardson, Staff Writer

ONEONTA - Wilber National Bank offices in Oneonta will head a regional division of Community Bank System Inc., the chief executive officer of the company buying the local institution said Tuesday.

And Joseph Sutaris, Wilber’s chief financial officer and executive vice president, will head the division, Mark E. Tryniski, president and CEO of Community Bank said.

However, the evaluation of staffing levels and future employment of Wilber workers remains under review, Tryniski said during an interview at The Daily Star offices. Wilber has a “very, very strong group of people,” he said, but as with any merger, a level of duplication exists. Decisions on employees will be made “as soon as possible,” he said.

Community Bank and Wilber announced Oct. 25 that the two institutions will merge. Community Bank system will pay $101.8 million, or $9.50 per share, for Wilber Corp. The merger agreement is pending approvals by regulators and by shareholders of Wilber Corp.

Sutaris said Tuesday that a date hasn’t been set for a shareholders meeting.

Wilber National Bank directors considered the costs of business, including regulatory expenses and other restrictions, and decided aligning with a larger institution would be in the local bank’s best interests, Wilber President and CEO Alfred Whittet said previously.

Community Bank has headquarters in DeWitt near Syracuse, about 150 customer facilities in upstate New York and $5.5 billion in assets. The acquisition of Wilber, chartered in 1874 and headquartered in Oneonta, will expand Community Bank’s service area along the Interstate 88 corridor.

In its third-quarter report, Wilber said assets Sept. 30 were $906.9 million, which was essentially unchanged from Dec. 31.

Community Bank will maintain Wilber’s 22 branches and its divisions, such as Provantage Home Loans, Tryniski said Tuesday.

Sutaris, who has been with Wilber since 1995 and its chief financial officer since 2003, said his new executive leadership role with Community Bank is an exciting opportunity to work with “the Wilber team” and further the institution’s business.

Under the merger, expected to close early next year, Wilber will change its name to Community Bank. The conversion date when the system changes from Wilber into Community Bank is targeted for the first weekend in April, the bank administrators said Tuesday.

Wilber National Bank has a history of “very successful operations,” and a “very strong trust department,” which made the merger opportunity attractive, Tryniski said. Oneonta is a “wonderful community,” and Wilber’s customer base is a demographic match for Community Bank, which serves small communities across New York, he said. The merger has potential for “tremendous outcome.”

Tryniski said he has been in Oneonta since Sunday, meeting customers and local leaders. He attended a Wilber Gold Club party Sunday at the State University College at Oneonta.

To be a Gold Club member, a Wilber customer must maintain a combined balance of $25,000 among Wilber accounts or maintain a relationship with the bank’s trust and investment department. Gold Club members receive exclusive financial, travel and other opportunities, the bank’s website said, and there are no dues or fees for membership.

Tryniski said Sunday’s Gold Club event was a “great gathering” and its traditions will be continued.

The visit also has been a chance to do business with Wilber customers, including staying at the Clarion in downtown Oneonta and buying coffee at Capresso across Main Street, Tryniski said.

To support its role as a division leader, Wilber board member Whittet and Wilber board Chairman Brian Wright will join the Community Bank System Board of Directors, Tryniski said, and Wilber’s directors will become an advisory board.

Wilber stock, traded on NYSE Amex as GIW, closed at $9.45 on Tuesday, up 14 cents, or 1.5 percent, from the previous day. Community Bank System, traded on NYSE as CBU, closed at $24.37, down 54 cents, or 2.17 percent.

Additional Information for Shareholders

In connection with the merger, Community Bank System, Inc. (“Community”) will be filing a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus and other documents regarding the proposed transaction.  The Wilber Corporation (“Wilber”) shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Community and Wilber and the proposed transaction.  When available, copies of this proxy statement/prospectus will be mailed to Wilber shareholders.  Copies of the proxy statement/prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Community Bank System, Inc., Attention – Investor Relations Department, 5790 Widewaters Parkway, DeWitt, NY 13214, or to The Wilber Corporation, Attention – Corporate Secretary, 245 Main Street, Oneonta, NY 13820.  Copies of other documents filed by Community or Wilber with the SEC may also be obtained free of charge at the SEC’s web site or by directing a request to Community or Wilber, as applicable, at its address provided above.

Wilber and Community and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wilber in connection with the proposed merger.  Information about the directors and executive officers of Community is set forth in the proxy statement for Community’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 25, 2010.  Information about the directors and executive officers of Wilber is set forth in the proxy statement for Wilber’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 23, 2010.  Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Community and Wilber.  These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Community and Wilber, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Community and Wilber are engaged, changes in the securities markets, political instability, acts of war or terrorism, and other risks and uncertainties disclosed from time to time in documents that Community or Wilber files with the SEC.